Exhibit 99.1

Reconciliation between U.S. GAAP and International Financial Reporting Standards

The consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from International Financial Reporting Standards (“IFRS”). The effects of material differences between the consolidated financial statements of the Group prepared under U.S. GAAP and IFRS are as follows:

Reconciliation of consolidated statements of comprehensive income data (in US$ thousands):

		For the Year Ended December 31, 2021 IFRS adjustments
	Amounts as reported under U.S. GAAP	Convertible senior notes (Note (i))	Leases (Note (ii))	Investments measured at fair value (Note (iii))	Share-based compensation (Note (iv))	Issuance cost related to global offering (Note (v))	Redeemable non-controlling interest (Note (vi))	Amounts as reported under IFRS
Costs and expenses:
Cost of revenues	403,841	—	(44)	—	2,846	—	—	406,643
Sales and marketing	591,682	—	(133)	—	5,469	—	—	597,018
Product development	430,673	—	(190)	—	11,056	—	—	441,539
General and administrative	133,475	—	(25)	—	(926)	9,566	—	142,090
Total costs and expenses	1,559,671	—	(392)	—	18,445	9,566	—	1,587,290
Fair value changes through earnings on investments, net	(72,787)	—	—	(193,685)	—	—	—	(266,472)
Interest expense	(71,006)	15,391	(847)	—	—	—	—	(56,462)
Fair value changes of convertible senior notes	—	(8,100)	—	—	—	—	—	(8,100)
Financial expense	—	—	—	—	—	—	(1,541)	(1,541)
Income before income tax expenses	550,718	7,291	(455)	(193,685)	(18,445)	(9,566)	(1,541)	334,317
Less: income tax expenses	138,841	—	—	(2,791)	—	—	—	136,050
Net income	411,877	7,291	(455)	(190,894)	(18,445)	(9,566)	(1,541)	198,267
Net income attributable to Weibo's shareholders	428,319	7,291	(455)	(190,894)	(18,445)	(9,566)	(1,541)	214,709

		For the Year Ended December 31, 2022 IFRS adjustments
	Amounts as reported under U.S. GAAP	Convertible senior notes (Note (i))	Leases (Note (ii))	Investments measured at fair value (Note (iii))	Share-based compensation (Note (iv))	Issuance cost related to global offering (Note (v))	Redeemable non-controlling interest (Note (vi))	Amounts as reported under IFRS
Costs and expenses:
Cost of revenues	400,585	—	(327)	—	2,844	—	—	403,102
Sales and marketing	477,107	—	(497)	—	3,400	—	—	480,010
Product development	415,190	—	(622)	—	6,598	—	—	421,166
General and administrative	52,806	—	(785)	—	3,811	—	—	55,832
Total costs and expenses	1,355,864	—	(2,231)	—	16,653	—	—	1,370,286
Fair value changes through earnings on investments, net	(243,619)	—	—	(8,856)	—	—	—	(252,475)
Interest expense	(71,598)	13,201	(3,235)	—	—	—	—	(61,632)
Fair value changes of convertible senior notes	—	(36,750)	—	—	—	—	—	(36,750)
Financial expense	—	—	—	—	—	—	(27,496)	(27,496)
Income before income tax expenses	128,086	(23,549)	(1,004)	(8,856)	(16,653)	—	(27,496)	50,528
Less: income tax expenses	30,277	—	—	(2,003)	—	—	—	28,274
Net income	97,809	(23,549)	(1,004)	(6,853)	(16,653)	—	(27,496)	22,254
Net income attributable to Weibo's shareholders	85,555	(23,549)	(1,004)	(6,853)	(16,653)	—	(27,496)	10,000

		For the Year Ended December 31, 2023 IFRS adjustments
	Amounts as reported under U.S. GAAP	Convertible senior notes (Note (i))	Leases (Note (ii))	Investments measured at fair value (Note (iii))	Share-based compensation (Note (iv))	Issuance cost related to global offering (Note (v))	Redeemable non-controlling interest (Note (vi))	Amounts as reported under IFRS
Costs and expenses:
Cost of revenues	374,279	—	(335)	—	(4,623)	—	—	369,321
Sales and marketing	461,421	—	(661)	—	(4,112)	—	—	456,648
Product development	333,628	—	(513)	—	(12,857)	—	—	320,258
General and administrative	117,574	—	(774)	—	(4,301)	—	(11,586)	100,913
Total costs and expenses	1,286,902	—	(2,283)	—	(25,893)	—	(11,586)	1,247,140
Fair value changes through earnings on investments, net	43,002	—	—	20,334	—	—	—	63,336
Interest expense	(120,070)	528	(2,956)	—	—	—	—	(122,498)
Fair value changes of convertible senior notes	—	(39,112)	—	—	—	—	—	(39,112)
Financial expense	—	—	—	—	—	—	(22,053)	(22,053)
Income before income tax expenses	502,782	(38,584)	(673)	20,334	25,893	—	(10,467)	499,285
Less: income tax expenses	145,287	—	—	2,658	—	—	—	147,945
Net income	357,495	(38,584)	(673)	17,676	25,893	—	(10,467)	351,340
Less: Net income attributable to non-controlling interests	2,095	—	—	—	—	—	7,967	10,062
Accretion to redeemable non-controlling interests	12,802	—	—	—	—	—	(12,802)	—
Net income attributable to Weibo's shareholders	342,598	(38,584)	(673)	17,676	25,893	—	(5,632)	341,278

Reconciliation of consolidated balance sheets (in US$ thousands):

		As of December 31, 2022 IFRS adjustments
	Amounts as reported under U.S. GAAP	Convertible senior notes (Note (i))	Leases (Note (ii))	Investments measured at fair value (Note (iii))	Share-based compensation (Note (iv))	Issuance cost related to global offering (Note (v))	Redeemable non-controlling interest (Note (vi))	Amounts as reported under IFRS
Operating lease assets, net	190,368	—	(1,636)	—	—	—	—	188,732
Goodwill	120,151	—	—	—	—	—	(11,450)	108,701
Long-term investments	993,630	—	—	36,612	—	—	—	1,030,242
Total assets	7,129,454	—	(1,636)	36,612	—	—	(11,450)	7,152,980
Deferred tax liability	41,694	—	—	9,486	—	—	—	51,180
Financial liability	—	—	—	—	—	—	59,464	59,464
Total Liabilities	3,738,914	—	—	9,486	—	—	59,464	3,807,864
Redeemable non-controlling interest	45,795	—	—	—	—	—	(45,795)	—
Additional paid-in capital	1,445,519	—	—	—	36,591	9,566	(31,909)	1,459,767
Accumulated other comprehensive loss	(102,740)	—	54	(165)	—	—	1,731	(101,120)
Retained earnings	2,045,094	—	(1,690)	27,291	(36,591)	(9,566)	(29,286)	1,995,252
Total Weibo shareholders' equity	3,330,250	—	(1,636)	27,126	—	—	(59,464)	3,296,276
Non-controlling interests	14,495	—	—	—	—	—	34,345	48,840
Total shareholders' equity	3,344,745	—	(1,636)	27,126	—	—	(25,119)	3,345,116
Total liabilities, redeemable non-controlling interests and shareholders' equity	7,129,454	—	(1,636)	36,612	—	—	(11,450)	7,152,980

		As of December 31, 2023 IFRS adjustments
	Amounts as reported under U.S. GAAP	Convertible senior notes (Note (i))	Leases (Note (ii))	Investments measured at fair value (Note (iii))	Share-based compensation (Note (iv))	Issuance cost related to global offering (Note (v))	Redeemable non-controlling interest (Note (vi))	Amounts as reported under IFRS
Operating lease assets, net	170,266	—	(2,256)	—	—	—	—	168,010
Goodwill	166,436	—	—	—	—	—	(11,104)	155,332
Long-term investments	1,320,386	—	—	55,921	—	—	—	1,376,307
Total assets	7,280,358	—	(2,256)	55,921	—	—	(11,104)	7,322,919
Accrued and other liabilities	656,445	(336)	—	—	—	—	—	656,109
Convertible senior notes	317,625	38,920	—	—	—	—	—	356,545
Deferred tax liability	66,151	—	—	11,861	—	—	—	78,012
Financial liability	—	—	—	—	—	—	79,623	79,623
Total Liabilities	3,762,742	38,584	—	11,861	—	—	79,623	3,892,810
Redeemable non-controlling interest	68,728	—	—	—	—	—	(68,728)	—
Additional paid-in capital	1,428,935	—	—	—	10,698	9,566	(31,909)	1,417,290
Accumulated other comprehensive loss	(217,817)	—	107	(907)	—	—	3,566	(215,051)
Retained earnings	2,187,556	(38,584)	(2,363)	44,967	(10,698)	(9,566)	(34,918)	2,136,394
Total Weibo shareholders' equity	3,398,735	(38,584)	(2,256)	44,060	—	—	(63,261)	3,338,694
Non-controlling interests	50,153	—	—	—	—	—	41,262	91,415
Total shareholders' equity	3,448,888	(38,584)	(2,256)	44,060	—	—	(21,999)	3,430,109
Total liabilities, redeemable non-controlling interests and shareholders' equity	7,280,358	—	(2,256)	55,921	—	—	(11,104)	7,322,919

Notes:

(i)	Convertible senior notes

Under U.S. GAAP, the convertible senior notes were measured at amortized cost, with any difference between the initial carrying value and the repayment amount recognized as interest expenses using the effective interest method over the period from the issuance date to the maturity date. Under IFRS, the Group’s convertible senior notes were designated as at fair value through profit or loss such that the convertible senior notes were initially recognized at fair values. Subsequent to initial recognition, the Group considered that the amounts of changes in fair value of the convertible senior notes that were attributed to changes in own credit risk of the convertible senior notes recognized in other comprehensive income were insignificant. Therefore, the amounts of changes in fair value of the convertible senior notes were recognized in the profit or loss.

(ii)	Leases

Under U.S. GAAP, the amortization of the right-of-use assets and interest expense related to the lease liabilities are recorded together as lease cost to produce a straight-line recognition effect in the income statement. Under IFRS, the amortization of the right-of-use asset is on a straight-line basis while the interest expense related to the lease liabilities are the amount that produces a constant periodic rate of interest on the remaining balance of the lease liability. The amortization of the right-of-use assets is recorded as lease expense and the interest expense is required to be presented in separate line items.

(iii)	Investments measured at fair value

Under U.S. GAAP, convertible redeemable preferred shares and ordinary shares with preferential rights issued by privately-held companies without readily determinable fair values could elect an accounting policy choice. The Group elects the measurement alternative to record these equity investments without readily determinable fair values at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. Under IFRS, these investments were classified as financial assets at fair value through profit or loss and measured at fair value with changes in fair value recognized through profit or loss. Fair value changes of these long-term investments were recognized in the profit or loss.

(iv)	Share-based compensation

Under U.S. GAAP, companies are permitted to make an accounting policy election regarding the attribution method for awards with service-only conditions and graded vesting features. The valuation method that the company uses (single award or multiple tranches of individual awards) is not required to align with the choice in attribution method used (straight-line or accelerated tranche by tranche). Under IFRS, companies are not permitted to choose how the valuation or attribution method is applied to awards with graded-vesting features. Companies should treat each installment of the award as a separate grant. This means that each installment would be separately measured and attributed to expense over the related vesting period, which would accelerate the expense recognition.

(v)	Issuance cost related to global offering

Under U.S. GAAP, specific incremental issuance costs directly attributable to a proposed or actual offering of securities may be deferred and charged against the gross proceeds of the offering, shown in equity as a deduction from the proceeds. Under IFRS, such issuance costs apply different criteria for capitalization when the listing involves both existing shares and a concurrent issuance of new shares of the Company in the capital market, and were allocated proportionately between the existing and new shares. As a result, the Group recorded issuance costs associated with the listing of existing shares in the profit or loss.

(vi)	Redeemable non-controlling interest

On October 31, 2020, the Group entered into a series of share purchase agreements with then existing shareholders of Shanghai Jiamian Information Technology Co., Ltd. or JM Tech, to acquire the majority of JM Tech’s equity interest. The Group agreed to redeem the non-controlling interests (“NCI”) held by founders and CEO of JM Tech under certain circumstances. Under US GAAP, the Group determined that the NCI with redemption rights should be bundled and classified as redeemable NCI and mezzanine classified on the balance sheet, since they are contingently redeemable upon the occurrence of certain conditional events, which are not solely within the control of the Group. The redeemable NCI is recognized at fair value on the acquisition date taking into account the probability of future redemption as well as estimated redemption amount, and such fair value includes the right of redemption, which is viewed as part of the accounting purchase price when applying acquisition accounting. Subsequently, the Group records accretion on the redeemable NCI as a whole to the redemption value over the period from the date of the acquisition to the date of earliest redemption. The accretion using the effective interest method, is recorded as deemed dividends to NCI holders. Under IFRS, as it is considered that the Group undertakes the obligation to purchase the remaining equity of JM Tech held by the founders and CEO at fair value, the risk and reward of the shares reside with non-controlling interests in the consolidated statements. Therefore, the Company recognized the NCI at fair value as permanent equity on acquisition date, and the fair value of such permanent equity NCI does not consider the redemption right. IFRS requires the fair value of NCI redemption right (present value of the estimated redemption amount) to be recognized as a separate financial liability on the balance sheet because the Group has an obligation to pay cash in the future to purchase the NCI shares. This separate financial liability is not viewed as part of accounting purchase price when applying acquisition accounting, which resulted in lower purchase price and therefore, a lower goodwill being recognized from the acquisition. The initial recognition of this financial liability is a reduction of the parent’s equity. Subsequent changes in the carrying amount of the financial liability are recognized as finance charges in the income statement.